300 North LaSalle Street Chicago, Illinois 60654

Dennis M. Myers To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 21, 2014

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Jones

Mary Beth Breslin

Gary Newberry

Kevin Vaughn

Re:	SunEdison Semiconductor Pte. Ltd.

Amendment No. 6 to Registration Statement on Form S-1

Filed April 21, 2014

File No. 333-191052

Ladies and Gentlemen:

SunEdison Semiconductor Pte. Ltd., a Singapore private limited company (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 6 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 18, 2014, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 5 to the Registration Statement on Form S-1 filed with the SEC on April 15, 2014. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

April 21, 2014

Unaudited Pro Forma As Adjusted Consolidated Balance Sheet, page 52

1.	Please refer to adjustment (H). Please reconcile the adjustment to long-term debt reflected here to the amount reflected in the footnote H ($198.0 million). Further, revise the explanation in footnote G to explain how the adjustment impacts the long-term debt and current portion of long-term debt.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has modified the pro forma adjustments on page 52 of the Prospectus to further break out the presentation to reconcile the adjustment to long-term debt in footnote H on page 54 of the Prospectus. Furthermore, the Company has included additional disclosures in footnote G on page 53 of the Prospectus to reconcile the net cash received from the senior secured facilities financing transactions. The amounts are calculated as follows (in millions):

$200.0	principal amount under the new five-year senior secured term loan
(2.0)	1% discount under the new five-year senior secured term loan
(5.6)	aggregate amount of issuance costs paid pertaining to the senior secured facilities

$192.4	net cash proceeds from the senior secured facilities financing transactions

2.	Please refer to adjustment (I). Please explain to us where the pro forma balance sheet reflects the $10.4 million adjustment to long-term debt detailed in the footnote.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has modified the pro forma adjustments on page 52 of the Prospectus to further break out the presentation to reconcile the adjustment to long-term debt in footnote I on page 54 of the Prospectus.

3.	Please refer to adjustment (J). Please reconcile between the adjustment presented here ($305.9 million) and the adjustment to cash and cash equivalents discussed in the footnote for adjustment J ($133.4 million). Further, it appears that other adjustments also impact the cash and cash equivalents line but are not referenced on the pro forma balance sheet. Please revise or advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure to read, “intercompany notes in an aggregate amount of $133.4 million,” in footnote J on page 54 of the Prospectus to reconcile to the amounts presented in the table. Furthermore, the Company has modified the pro forma adjustments in footnote I and added a table in footnote J on page 54 of the Prospectus to further break out the presentation to reconcile the $305.9 million adjustment to cash and cash equivalents, which represents the net cash payment to SunEdison.

Securities and Exchange Commission

April 21, 2014

Notes to the Combined Financial Statements, page F-8

Note 13—Related Party Transactions, page F-37

4.	We note your response to comment 1. Please revise to disclose the amount of related party expenses charged to you by SunEdison. Refer to Rule 4-08.k of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on Note 1 to the Combined Financial Statements, page F-8, of the Prospectus to disclose the amount of related party expenses charged to the Company by SunEdison. The related party activities are cross-referenced in Note 1 to the Combined Financial Statements, page F-8, and Note 13 to the Combined Financial Statements, page F-37.

* * * * * *

Securities and Exchange Commission

April 21, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers

cc:	Martin Truong
SunEdison, Inc.
Sally Townsley
SunEdison Semiconductor Pte. Ltd.